Trading Update: Credit Suisse Long/Short Liquid Index (Net) ETN Sources: Credit Suisse Alternative Capital, Inc., Credit Suisse Tremont Index LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG (“Credit Suisse”) has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. Past performance is not a guarantee or indicator of future results. Transparency Liquidity Diversification Credit Suisse Long/Short Liquid Index Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG, acting through its Nassau Branch that are linked to the total return of a market index. Investors can trade the ETNs on an exchange at market price. The ETNs are designed to provide investors with the returns of the Long/Short Equity strategy represented by the Credit Suisse Long/Short Liquid Index (Net) (the “CS L/S Liquid Index (Net)” or the “Index”), an index which is calculated intraday and reflects the return of a dynamic basket of liquid, investable market factors selected and weighted in accordance with an algorithm that aims to correlate to the historical performance of the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index (the “CS Tremont L/S Index”). CSLS Trading Price vs. NAV (Feb 22, 2010- Mar 19, 2010) Credit Suisse Long/Short Liquid Index (Net)* Index February 19, 2010 Inception date 0.45% ETN Annual Investor Fee NYSE Arca Primary Exchange 22542D878 CUSIP CSLABLN Bloomberg index ticker CSLS.IV Intraday indicative value ticker CSLS Ticker Note Details * Index performance is reported net of a 0.50% index calculation fee Trading Volumes and Trading Notional (Feb 22, 2010- Mar 19, 2010) Wk 1 Wk 2 Wk 3 Wk 4 Wk 1 Wk 2 Wk 3 Wk 4 The above chart shows the trading volumes and notionals for 4 consecutive weeks. Wk 1 represents the date range from February 22, 2010 to February 26, 2010. Wk 2 represents the date range from March 1, 2010 to March 5, 2010. Wk 3 represents the date range from March 8, 2010 to March 12, 2010. Wk 4 represents the date range from March 15, 2010 to March 19, 2010. The above data includes purchases and sales made by Credit Suisse and or its affiliates. Past trading volumes are not a guarantee or indicator of future trading volumes. Filed pursuant to Rule 433 Registration Statement No. 333-158199-1 March 24, 2010 Trading Volume Traded Notional CSLS CSLS

Credit Suisse Long/Short Liquid Index (Net) ETN

CS L/S Liquid Index (Net) Overview

- The CS L/S Liquid Index (Net) seeks to correlate to the historical performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures.
- The algorithm determines the appropriate market factors and weightings employed by the Index and has been developed by an index committee taking into consideration extensive quantitative analysis.
- The Index is calculated by NYSE Arca, Inc. and benefits from objective and transparent rules-based construction.

Index Performance Characteristics and Index Composition (Including Hypothetical Performance)

(Jan 1, 1998 – Feb 28, 2010)

	Hypothetical CS L/S Liquid Index (Net)	CS Tremont L/S Index
Annualized Return	8.76%	9.39%
1 Month	0.98%	1.32%
1 Year rolling	12.75%	21.05%
5 Year rolling (Annualized)	5.44%	6.16%
YTD	-0.53%	-0.20%
Annualized Volatility	11.16%	10.49%
Sharpe Ratio	0.52	0.61
Correlation to CS Tremont L/S Index	0.87	1.00

The above chart represents the performance of the CS L/S Liquid Index (Net) compared to the performance of the CS Tremont L/S Index. The chart sets forth the hypothetical performance of the Index from January 1, 1998 through October 16, 2009 and actual historical performance of the Index from October 17, 2009 through February 28, 2010. The hypothetical and actual historical data for the CS L/S Liquid Index (Net) set forth above do not account for the postponement of rebalancing dates. Historical performance is not indicative of future performance. The CS L/S Liquid Index (Net) includes 0.5% p.a. of index calculation fees.



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S&P 500
Russell 2000
MSCI EAFE
NASDAQ 100
MSCI EM
Russell 2000 Value
Russell 2000 Growth
High Price Momentum
Low Price Momentum
S&P Sectors

The above chart shows the monthly factor exposures of the CS L/S Liquid Index (Net) aggregated to an annual summary level. The chart sets forth the hypothetical exposures of the Index from January 1, 1998 through October 16, 2009 and actual historical exposures of the Index from October 17, 2009 through February 28, 2010. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors.

Selected Risk Considerations

- We have listed the ETNs on NYSE Arca under the symbol "CSLS." If an active secondary market in the ETNs develops, we expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
- Although the return on the ETNs will be based on the performance of the CS L/S Liquid Index (Net), the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on Credit Suisse's ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
- While the CS L/S Liquid Index (Net) aims to replicate the performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures, the CS Tremont L/S Index tracks a variety of investments many of which are not transparent.
- The performance of the CS L/S Liquid Index (Net) may not correlate with the performance of the CS Tremont L/S Index and there is no assurance that the strategy on which the Index is based will be successful.
- Historical performance of the CS L/S Liquid Index (Net) or any other index is not indicative of future performance. We cannot guarantee that the level of CS L/S Liquid Index (Net) or any other index will be at a level that would result in a positive return on your overall investment in the ETNs. Investments linked to the CS L/S Liquid Index (Net) are exposed to different fees which may negatively impact the return on such investments.
- Historical trading volumes of the ETNs are not a guarantee or indicator of their future trading volumes. We cannot guarantee that a trading market for your ETNs will continue to exist for the term of the ETNs.

For Additional Information

Toll Free	+1 888 537 4898
Email	ir.betastrategies@credit-suisse.com
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